ATCO
GROUP

Corporate Office

05011233

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

September 4, 2005

SUPPL

RECEIVED
SEP 14 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
192

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 4, 2005 for symbol CU.NV
- Corporation's Form 1, filed September 4, 2005 for symbol CU.X
- Corporation's Form 1, filed September 4, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed September 4, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed September 4, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed September 4, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed September 4, 2005 for symbol CU.PR.B
- Insider Report, filed September 4, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Dept.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

9/15

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	41,448,743	As at :	08/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	5,250
Other Issuances and Cancellations	-15,200
Issued & Outstanding Closing Balance :	41,438,793

Stock Option Plan

Stock Options Outstanding Opening Balance: **765,500** As at : 08/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2005	N		5,250		
Totals		0	5,250	0	0

Stock Options Outstanding Closing Balance: **760,250** As at : 08/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2005	Issuer Bid	-15,200
Totals		-15,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:24:22
Last Updated:	09/04/2005 14:23:05

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	22,010,742	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,010,742		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:25:10
Last Updated:	09/04/2005 14:24:57

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:25:44
Last Updated:	09/04/2005 14:25:35

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:26:32
Last Updated:	09/04/2005 14:26:25

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:27:10
Last Updated:	09/04/2005 14:27:06

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:27:44
Last Updated:	09/04/2005 14:27:41

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/04/2005 14:28:12
Last Updated:	09/04/2005 14:28:09

FILE NO. 82-34744

Insider transaction detail - View details for insider

2005-09-04 13:29 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : September 4, 2005 - September 4, 2005

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited
Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
544234	2005-08-05	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,200	73.3600	3,200						
544235	2005-08-05	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,200		0						
544236	2005-08-12	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	72.7500	4,000						
544237	2005-08-12	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
544238	2005-08-19	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	72.6000	4,000						
544239	2005-08-19	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
544240	2005-08-24	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,400	71.7500	2,400						
544241	2005-08-24	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,400		0						
544242	2005-08-26	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,600	35.7800	1,600						
544243	2005-08-26	2005-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,600		0						